January 12, 2010

VIA THE EDGAR SYSTEM

Securities and Exchange Commission

Attention: Jessica Plowgian

Mail Stop 3720

100 F Street N.E.

Washington, DC 20549

Re:	Atlas Acquisition Holdings Corp. (the “Company”) Preliminary Merger Proxy Statement on Schedule 14A File No. 001-33927 Filed December 11, 2009

Ladies and Gentlemen:

We express our appreciation for your prompt review of the Company’s preliminary merger proxy statement (the “Proxy Statement”). On behalf of the Company, we are responding to comments on the Proxy Statement provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 7, 2010. In conjunction with these responses, the Company is filing Amendment No. 1 to the Proxy Statement (the “Amendment”) via the Commission’s EDGAR system.

The Company is delivering four marked courtesy copies of the Amendment by courier to you today.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type.

General

1.	Staff Comment: We note that you filed a separate preliminary proxy statement on December 18, 2009 soliciting stockholder approval of an extension of the life of your company. Therefore, we will not be providing any comments on the disclosure about the “Pre-Closing Charter Amendment Proposal” in this letter. In your next revised proxy statement, please remove references to the Pre-Closing Charter Amendment Proposal.

Company Response: Pursuant to the Staff’s request, the Company has deleted references to the previously contemplated proposal to amend the Company’s charter to extend the date by which it must complete a business combination from January 23, 2010 to February 16, 2010 (as that proposal is now the subject of the Company’s definitive proxy statement dated January 7, 2010). However, please note that the Company has included a new “Pre-Closing Charter Amendment Proposal” to remove the requirement that only holders of the Company’s public shares that vote against a “Business Combination” may convert their shares into a pro rata portion of the Company’s trust account.

Similar charter amendment proposals were included in merger proxy statements filed by other SPACs in similar transactions. In particular, Sports Properties Acquisition Corp., Secure America Acquisition Corporation, Ideation Acquisition Corp., and Global Consumer Acquisition Corp. each included similar charter amendment proposals in their merger proxy statements.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 12, 2010

2.	Staff Comment: In your response letter, please provide your analysis of why your proposed issuance of common stock pursuant to the contemplated transaction does not require registration under the Securities Act of 1933.

Company Response: Pursuant to the Staff’s request, the Company respectfully advises the Staff that its issuance of common stock to Select Staffing shareholders in connection with the proposed Merger will qualify as a private placement, exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

The Commission generally considers four factors when determining whether an offering is a public offering: (1) the number of offerees, (2) sophistication of the offerees, (3) relationship between the issuer and the offerees, and (4) size and manner of the offering. See SEC Release No. 33-285 (January 24, 1935).

Number of offerees. In the proposed Merger, one shareholder of Select Staffing owns over 92% of Select Staffing’s common stock and the remaining shares are held by 14 other individuals, each of whom is an officer or employee of Select Staffing. While the question of whether an offering is a public one should not “be determined exclusively by the number of prospective offerees,” courts agree that “the more offerees, the more likelihood that the offering is public.” See Release No. 33-285, at 1; Hill York Corp. v. American International Franchises, Inc., 448 F.2d 680, 688 (Sept. 8, 1971). In the case of the proposed merger transaction, the number of offerees is relatively small.

Sophistication of the offerees. Each Select Staffing shareholder is an officer (or is affiliated with an officer) or is an employee of Select Staffing. Given that the operations of the Company following the proposed Merger will be the same as the operations of Select Staffing prior to the Merger, each Select Staffing shareholder has a heightened level of involvement with the day-to-day operations of the Company post-merger.

Relationship between the issuer and the offerees. As mentioned above, because the Company is a shell corporation, the post-Merger operations of the Company will be the current operations of Select Staffing, and the Select Staffing shareholders have relationships with Select Staffing that afford them access to or disclosure of more information than a registration statement would provide.

Size and manner of the offering. It is generally accepted that “the smaller the size of the offering, the more probability it is private.” See Hill, 488 F.2d at 689. In addition, an offering will not be considered private if it has been publicly advertized. See Hill, 488 F.2d at 689. There are only 15 Select Staffing shareholders receiving shares of the Company in the proposed Merger and they are only eligible to do so because they are existing Select Staffing shareholders, not because they responded to a general solicitation.

For the reasons stated above, the issuance of Company common stock to Select Staffing shareholders is exempt from registration under Section 4(2) of the Securities Act.

In addition, the Company respectfully advises the Staff that the issuance of shares of the Company’s common stock to its warrantholders in connection with the Warrant Exchange Proposal will be exempt from registration under the Securities Act pursuant to the exemption provided by Section 3(a)(9) of the Securities Act for the exchange by a company of any security with its existing securityholders exclusively, where no commission or other remuneration is paid or given directly or indirectly for solicitation of the exchange. The Company believes that exemption is available for the issuance of stock in connection with the Warrant Conversion Proposal because the Company is only issuing the common stock to its existing warrantholders, and to no other persons or entities. Further, the Company is not paying any commissions or other remuneration for soliciting the exchange.

3.	Staff Comment: It appears that you have bundled together under the post-closing charter amendment proposal certain actions that are separate matters that require separate consideration by your stockholders. For example, please revise to include as a separate proposal the provision for cumulative voting in the election of directors. Please similarly unbundle the proposals on your form of proxy card. See Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website at http://www.sec.gov/interps/telephone/phonesupplement5.htm.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 12, 2010

Company Response: Pursuant to the Staff’s request, the Company has revised the Proxy Statement and the form of proxy card to include as a separate proposal the provision for cumulative voting in election of directors.

Questions and Answers About the Meetings

4.	Staff Comment: Please revise your disclosure to avoid redundancy between this section and your Summary section, as well as within this section and the Summary section. For example, the disclosure regarding shareholder and warrantholder approval and voting on pages four, five, and seven is essentially duplicative of what is found on pages 18-20. As another example, you repeat what is being voted upon and whether they are conditioned on one another in the first, second, and third question of the Q & A as well as on pages 10, 11, 17, and 18 of the Summary section.

Company Response: Pursuant to the Staff’s request, the Company has revised the Q&A section of the Proxy Statement to avoid redundancy within that section and between that section and the Summary section.

“Q: How will Atlas’ directors and officers vote”

5.	Staff Comment: We note your disclosure referencing the initial stockholders’ agreement to vote their shares in accordance with the vote of the majority of the shares voted by the public stockholders. Please discuss the significance of this agreement in light of the fact that approval of the merger proposal requires the vote of a majority of your public shares. Furthermore, revise your disclosure to clarify that this voting arrangement does not apply to shares the initial stockholders purchased in or subsequent to your initial public offering. Disclose the number and percentage of shares held by the initial stockholders that do not consist of initial shares and how the initial stockholders intend to vote these additional shares.

Company Response: Pursuant to the Staff’s request, the Company has revised the Proxy Statement to specifically state that the founders’ vote of their initial shares will not have any impact on approval of the Merger Proposal, and that the founders do not own any Public Shares.

“Q: How do I exercise my conversion rights”

6.	Staff Comment: Please clearly state whether stockholders can demand conversion rights by voting in person at the meeting. Include a cross-reference to the discussion of conversion rights on page 51 of your prospectus. Please also disclose whether there are any costs associated with tendering the stock certificates.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure in the Summary and in the body of the Proxy Statement to state that stockholders may demand conversion rights by voting in person at the special meeting and has included a cross reference to the Company’s prospectus. Additionally, the Company has disclosed the potential costs involved in tendering stock certificates in connection with conversion.

Summary of the Proxy Statement

7.	Staff Comment: Please include a discussion of the potential rescission rights in this section. Your disclosure should address the possible causes of such rights as well as the scope of the potential liability and the impact such claims may have on the trust account.

Company Response: Pursuant to the Staff’s request, the Company has revised the Proxy Statement to address the potential rescission and damage claims that the Company’s stockholders may have as a result of the proposals, the scope of the potential liability and the impact such claims may have on the Company’s trust account.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 12, 2010

The Warrant Conversion Proposal

8.	Staff Comment: Please revise to expand your disclosure regarding the warrant conversion proposal. In particular, provide more detailed disclosure in the body of the prospectus and summarize here the following information:

•	the total number of outstanding warrants, including the total number of public warrants and total number of insider warrants;

•	the material terms of the public and insider warrants;

•	material differences between the terms of the public and insider warrants;

•	the total and per warrant number of shares into which the warrants are currently convertible;

•	the conversion ratio;

•	how the conversion ratio was determined;

•	the number, type (insider versus public warrants), and percentage of warrants held by insiders and affiliates;

•	how your insiders and affiliates intend to vote on the warrant conversion proposal; and

•	interests of related parties in the warrant conversion proposal.

Company Response: Pursuant to the Staff’s request, the Company has expanded the disclosure regarding the Warrant Conversion Proposal in the summary and in the body of the Proxy Statement to include the total number of outstanding warrants and a breakdown of public warrants and insider warrants; the material terms of the public and insider warrants and the material differences between such warrants; the total and per warrant number of shares into which the warrants are currently convertible; the conversion ratio and how such ratio was determined; the number, type and percentage of warrants held by insiders and affiliates; how such insiders and affiliates intend to vote on the warrant conversion proposal; and interests of related parties in the warrant conversion proposal.

9.	Staff Comment: Please disclose when the warrants will be converted into shares of your common stock (if the Warrant Conversion Proposal is approved) and clarify, if true, that warrantholders have no right to vote on the proposals presented at the special meeting of stockholders or to receive funds held in your trust account as to the warrants they hold.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure to state when the warrants will be converted into shares of the Company’s common stock (if the Warrant Conversion Proposal is approved) and to clarify that warrant holders are not entitled to vote on the stockholder proposals or to receive funds held in the Company’s trust account as to the warrants they hold.

The Parties

10.	Staff Comment: Please balance your description of Select Staffing with disclosure of the amount of Select Staffing’s debt, its recent decrease in revenues due to the weakened state of the economy and its net losses.

Company Response: Pursuant to the Staff’s request, the Company has revised the description of Select Staffing to disclose the amount of Select Staffing’s debt, Select Staffing’s recent decrease in revenues due to the weakened state of the economy, and Select Staffing’s net losses.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 12, 2010

The Merger

11.	Staff Comment: Where you provide a summary of the transaction consideration, also disclose the dollar value of the consideration to be paid in the transaction, including the value of earn-out shares and the issuance of Series A preferred stock to Select Staffing’s second lien lenders, based on the closing price of your stock as of the most recent date practicable.

Company Response: Pursuant to the Staff’s request, the Company has revised the summary of the Merger included in the Proxy Statement to include the value of the shares to be issued in connection with the Merger.

12.	Staff Comment: Revise your summary to disclose that you will be issuing Series A preferred stock to Select Staffing’s lien lenders upon the closing of the transaction as part of your repayment of Select Staffing’s second lien loans. Disclose the amount outstanding under the second lien loans and the repayment terms. Disclose the material terms of the Series A preferred stock and the percentage of outstanding shares after the Merger that these shares would represent if converted.

Company Response: Pursuant to the Staff’s request, the Company has revised the summary of the Merger included in the Proxy Statement to provide additional information (under a new subsection entitled “Prepayment of Select Staffing Debt”) with respect to the Series A preferred stock to be issued to Select Staffing’s second lien lenders, as well as the amount and maturity of such loans. The Company has also updated the Proxy Statement to disclose the material terms of the Series A preferred stock and the percentage of outstanding shares after the Merger that these shares would represent if converted.

13.	Staff Comment: We note your disclosure on page 13 regarding the manner in which the funds held in your trust account will be released. Please quantify these costs to the extent possible. For example, disclose the Select Staffing debt you will be required to repay and the amount of your deferred underwriting discounts and commissions.

Company Response: Pursuant to the Staff’s request, the Company has revised the summary of the Merger included in the Proxy Statement to disclose the estimated amounts of the funds to be released from the Company’s trust account for various items.

14.	Staff Comment: Please revise your summary to provide the ownership of the company by your current stockholders, the current Select Staffing stockholders, and Mr. D. Stephen Sorensen after the Merger assuming all of the currently outstanding warrants are converted and that you issue 7.8 million shares of Series A preferred stock to Select Staffing’s second lien lenders. Also disclose the ownership of the company in each of the following scenarios:

•	if all of the targets for the earn-out shares are met; and

•	if stockholders convert the maximum number of shares.

Company Response: Pursuant to the Staff’s request, the Company has revised the summary of the Merger included in the Proxy Statement to include a new subsection entitled “Ownership of the Company Following the Merger.”

15.	Staff Comment: Disclose the EBITDA targets pursuant to which Select Staffing’s shareholders will earn up to 6.0 million additional shares. Also disclose the period of time that your stock price must exceed $15.00 for Select Staffing’s shareholders to automatically earn 2.0 million additional shares.

Company Response: Pursuant to the Staff’s request, the Company has revised the summary of the Merger included in the Proxy Statement to provide the requested additional detail with respect to the Company’s possible issuance of up to 6.0 million additional shares.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 12, 2010

16.	Staff Comment: We note that a condition to the transaction is that Select Staffing restructure its indebtedness. Please provide more detailed disclosure about this condition so that stockholders can evaluate the likelihood of the condition being met.

Company Response: Pursuant to the Staff’s request, the Company has revised the Merger summary in the Proxy Statement, under a new subsection entitled “Prepayment of Select Staffing Debt,” to better clarify that the “debt restructuring” condition refers to the consummation of the already-executed amendments to Select Staffing’s first and second lien credit facilities and the related retirement of substantially all of the second lien debt with $25 million in cash and up to 7.8 million shares of the Company’s Series A preferred stock.

17.	Staff Comment: Please revise your disclosure to identify the other material conditions to the Merger, including, for example, the requirement that you deliver at least $185 million to prepay indebtedness or for working capital (which amount may be adjusted if stockholders demand conversion of their shares). Please also quantify the payments necessary to retire the second lien term loans and have availability under the first lien revolver of at least $35 million, as discussed on page 105.

Company Response: Pursuant to the Staff’s request, the Company has revised the summary of the Merger in the Proxy Statement to expand and clarify the description of the material conditions to the Merger.

Reasons for the Merger

18.	Staff Comment: Provide balancing disclosure in this section by including a brief reference to material risks about this transaction, including, for example, disclosure and quantification of Select Staffing’s significant debt, as well as its intent to forgive a significant amount of related party debt prior to the Merger, which is expected to negatively impact its net income for the first quarter of fiscal year 2010 (as noted on page 104).

Company Response: Pursuant to the Staff’s request, the Company has revised the “Reasons for the Merger” in the summary in the Proxy Statement to include an expanded and more balanced discussion of both the positive and potentially negative factors considered by the Company’s board of directors.

19.	Staff Comment: Provide more detail regarding your board’s evaluation of Select Staffing’s “growth potential within the industry” and any other material factors considered by the board.

Company Response: Pursuant to the Staff’s request, the revised and expanded “Reasons for the Merger” summary in the Proxy Statement includes more detail with respect to Select Staffing’s growth potential considered by the Company’s board of directors.

Valuation of Select Staffing

20.	Staff Comment: As your certificate of incorporation requires that any business combination have a fair market value of at least 80% of the company’s net assets at the time of the acquisition, please revise your summary section to disclose the board’s determination of whether the proposed transaction meets the 80% requirement.

Company Response: Pursuant to the Staff’s request, the “Valuation of Select Staffing” subsection in the summary in the Proxy Statement has been revised to include a discussion of the 80% requirement and the related determination by the Company’s board of directors.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 12, 2010

Actions that May be Taken to Secure Approval of Our Stockholders

21.	Staff Comment: Provide a separate subsection that discusses potential and actual agreements and transactions by Atlas, Select Staffing, the initial stockholders, or any of their affiliates to assure approval of the transaction. Discuss the impact of any such transactions on the vote, the ownership of Atlas before and after the transaction with Select Staffing and the amount of funds available in the trust after the transaction with Select Staffing.

Company Response: Pursuant to the Staff’s request, the Company has revised its summary disclosure to include a new subsection entitled “Actions that May Be Taken to Secure Approval of Our Stockholders” that discusses potential agreements and transactions by the Company, Select Staffing, the initial stockholders or any of their affiliates to secure approval of the Merger. This section also discusses the impact of any such transactions on the vote to approve the Merger, the ownership of the Company pre- and post-Merger, and the amount of funds available in the trust after the Merger.

Vote of our Founders

22.	Staff Comment: In future amendments, revise this section so that it includes quantified disclosure of any future acquisitions of stock by the Atlas insiders (or other affiliates of Atlas) and affiliates of Select Staffing.

Company Response: Pursuant to the Staff’s request, the Company has revised this section to indicate that none of the Company’s founders nor Select Staffing or any of its affiliates have acquired any of the Company’s Public Shares. In future amendments, the Company will revise this section to include quantified disclosure in the event that any such acquisitions are made.

23.	Staff Comment: Please disclose what will happen to the shares of your common stock that the founders will forfeit upon consummation of the Merger.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure to state that the shares of common stock surrendered by its founders will be returned to the Company’s treasury.

Selected Historical Consolidated Financial Information of Select Staffing

24.	Staff Comment: Please refer to the second paragraph. Revise to state, if true, that all adjustments are normal recurring nature. If not, disclose the nature and amount of each nonrecurring adjustment.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure to state that all adjustments are of a normal recurring nature, except for impairment of goodwill and customer relationships disclosed in Note 4 to the unaudited consolidated financial statements.

25.	Staff Comment: Please present net income (loss) for all periods presented.

Company Response: Pursuant to the Staff’s request, the Company has revised the table to present net (loss) income for all periods presented.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 12, 2010

Risk Factors

General

26.	Staff Comment: Include a risk factor addressing the risk that you will have less cash to repay indebtedness and for working capital following the Merger if you purchase a significant amount of shares from stockholders who indicate their intention to vote against the Merger Proposal and seek conversion.

Company Response: Pursuant to the Staff’s request, the Company has expanded the disclosure included in the risk factor entitled “We will have less cash to repay indebtedness and for working capital following the Merger if a significant percentage of our stockholders exercise their conversion rights in connection with the Merger, which may adversely affect our business and future operations.”

27.	Staff Comment: Include a risk factor addressing the impact on the available cash and working capital of the combined company when Select Staffing forgives various related party loans as discussed on page 104. This risk factor should quantify the aggregate amount of loans Select Staffing may forgive.

Company Response: Pursuant to the Staff’s request, the Company has revised the Proxy Statement to include a risk factor addressing the impact on the available cash and working capital of the combined company when Select Staffing forgives various related party loans and has quantified the aggregate amount of loans that Select Staffing may forgive.

28.	Staff Comment: Include a risk factor addressing the possible dilution your stockholders will experience if the Series A preferred stock issued upon the contemplated retirement of Select Staffing’s second lien debt is converted into common stock. Such risk factor should also address the dilution that will occur upon conversion of the outstanding warrants into common stock.

Company Response: The Company respectfully advises the Staff that the Series A preferred stock issuable upon retirement of Select Staffing’s second lien debt will fully participate with the Company’s common stock on an as converted, share-for-share basis. As such, the Company’s common stockholders will not experience dilution if and when such preferred stock is converted into common stock. The Company respectfully submits that the inclusion of a risk factor addressing the possible dilution to its common stockholders upon conversion of the Series A preferred stock would not be appropriate. The Company has revised the pro forma financial information throughout the Proxy Statement to reflect the impact on net loss per common share of the issuance of the Series A preferred stock. Pursuant to the Staff’s request, the Company has also revised the disclosure in the Proxy Statement to include a risk factor addressing the dilution that will occur upon conversion of the outstanding warrants into common stock.

29.	Staff Comment: We note that several risk factors address potential future risks without including a discussion of past experiences, if any, the relevant company has had with these risks, or management’s assessment of the likelihood of such risks. To provide context, please revise the risk factors, as applicable. See, for example, “Managing or integrating past and future acquisitions may strain Select Staffing’s resources...” (page 29), “Most of Select Staffing’s customer contracts can be terminated…” (page 29), and “Select Staffing’s information technology systems are critical…” (page 31). These are just examples.

Company Response: Pursuant to the Staff’s request, the Company has revised the risk factors to include a discussion of Select Staffing’s past experiences with, and Select Staffing’s management’s assessment of the likelihood of, the risks disclosed in the Proxy Statement.

“Our stockholders at the time of the Merger who purchased units...”

30.	Staff Comment: Please expand this risk factor to disclose the amount stockholders may be entitled to receive pursuant to rescission claims.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure to include the amount stockholders may be entitled to receive pursuant to rescission claims.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 12, 2010

Proxy Solicitation Costs

31.	Staff Comment: We note that you may also solicit stockholders by telephone or other electronic means. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding of these requirements in your response.

Company Response: Pursuant to the Staff’s request, the Company confirms that it understands the requirements to file all soliciting materials, including any scripts used in soliciting proxies over the telephone, under the cover of Schedule 14A pursuant to Exchange Act Rule 14a-6(b) and (c).

The Merger Proposal

Background of the Merger

32.	Staff Comment: Please provide more detail regarding your efforts to find potential targets. For example, disclose the number of potential targets with which you engaged in serious discussion and the period of time you were engaged in these discussions. Disclose the general business of these potential targets. Discuss whether you were considering other potential targets when you were engaged in negotiations with Select Staffing.

Company Response: Pursuant to the Staff’s request, the Company has revised the “Background of the Merger” section of the Proxy Statement to include a discussion of the seven potential targets with whom the Company had serious discussions, including while the Company was engaged in discussions with Select Staffing.

33.	Staff Comment: Please provide more insight into the reasons for and negotiations behind management’s decisions regarding the ultimate amount and form of consideration for the transaction. Such disclosure should include:

•	how the parties determined the particular number of shares to be issued to Select Staffing’s security holders;

•	how the parties determined the specific EBITDA targets and the amount of shares awarded if Select Staffing achieves these targets;

•	how the company determined the consideration that it offered Select Staffing in the non-binding term sheet;

•

a more detailed discussion of the negotiations of the maximum amount of debt Select Staffing is permitted to have immediately prior to the Merger, the minimum amount of cash Atlas must have to prepay indebtedness and for working capital, and the forgiveness of certain related party obligations, including those of Mr. Sorensen; and

•	to the extent the consideration and other terms changed from the term sheet to the ultimate Merger Agreement, an explanation of the process by which those changes came about.

Company Response: Pursuant to the Staff’s request, the Company has revised the “Background of the Merger” section of the Proxy Statement to include significant additional detail regarding the parties’ negotiations with respect to the economic elements of the Merger.

34.	Staff Comment: Each presentation, discussion, or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize the presentations provided by Tegris on December 9, 2009, as well as any other reports prepared in connection with your valuation of Select Staffing.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 12, 2010

Company Response: Pursuant to the Staff’s request, the Company has revised the “Background of the Merger” section of the Proxy Statement to include a reasonably detailed description of both the preliminary presentation by Tegris Advisors LLC at the November 25, 2009 meeting of the Company’s board of directors and the subsequent Tegris Advisors presentation at the December 9, 2009 board meeting.

Atlas’ Board of Directors’ Reasons for the Approval of the Merger

35.	Staff Comment: Please provide more specificity regarding the “terms and conditions of the Merger and the Merger Agreement” the board considered in reaching its conclusion to support the Merger.

Company Response: Pursuant to the Staff’s request, the Company has revised the “Atlas’ Board of Directors’ Reasons for the Approval of the Merger” section of the Proxy Statement to include more specificity regarding the terms of the Merger and Merger Agreement considered by the Company’s board of directors.

Valuation

36.	Staff Comment: Please identify which members of management and the board of directors participated in the negotiations with the sellers. Disclose the relevant “experience in operational management, investments, and financial management and analysis” of such individuals and other members of Atlas’ management and board of directors upon whom the board relied to determine that the transaction meets the 80% requirement.

Company Response: Pursuant to the Staff’s request, the Company has revised the “Valuation” section of the Proxy Statement to (i) identify the members of the Company’s management who participated in negotiations, and (ii) add significant additional detail with respect to the experience of the Company’s officers and directors.

37.	Staff Comment: We note that the board and Tegris assessed certain public companies in the staffing services industry to determine multiples of projected EBITDA for the calendar year ending in 2010. Please provide additional analysis of the basis for determining that the companies identified on page 65 were the most comparable to Select Staffing.

Company Response: Pursuant to the Staff’s request, the Company has revised the “Valuation” section of the Proxy Statement to disclose the basis for determining that the five listed companies were the most comparable to Select Staffing.

38.	Staff Comment: We note your statement on page 65 that you assessed “a number of other public companies in the staffing services industry that we did not believe were comparable to Select Staffing.” Please disclose why you did not believe such companies were comparable and disclose the average EBITDA multiples for such companies.

Company Response: Pursuant to the Staff’s request, the Company has revised the “Valuation” section of the Proxy Statement to identify the three public staffing companies that the Company and its financial advisor reviewed but determined were not comparable to Select Staffing, the basis for that determination, and the average projected 2010 EBITDA multiple for such companies.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 12, 2010

39.	Staff Comment: Please expand your disclosure to indicate the basis for determining that the transactions identified on page 65 were the most relevant recent comparable transactions. Please indicate whether there were other comparable recent transactions that you did not include in your analysis.

Company Response: Pursuant to the Staff’s request, the Company has revised the “Valuation” section of the Proxy Statement to clarify that the disclosed transactions were the only recent transactions the Company determined were comparable, and the basis for that determination.

40.	Staff Comment: Please expand your disclosure to more specifically state how your valuation metrics resulted in your use of a range of potential values for Select Staffing of 8.2 to 12.4 times projected adjusted EBITDA for fiscal 2010.

Company Response: Pursuant to the Staff’s request, the Company has revised the “Valuation” section of the Proxy Statement to include a discussion of the Company’s rationale for its range of potential values for Select Staffing.

Actions that May be Taken to Secure Approval of our Stockholders, page 67

41.	Staff Comment: We note your disclosure about when and how you will inform stockholders of any purchases of Atlas’ common stock by Atlas, Select Staffing, or affiliates of Atlas and Select Staffing. Given that any such purchases described here could have material impacts on the amount of funds available to the combined company following the business combination and the relative ownership of the company, among other items, please disclose here, in the summary section, and in a risk factor that Atlas stockholders may not have time to consider the impact of this material information before submitting a proxy (or if a proxy has already been submitted, may not have time to revoke such proxy).

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure in the Summary and the body of the Proxy Statement and has included a risk factor to disclose that the Company’s stockholders may not have time to consider the impact of this information before submitting a proxy (or if a proxy has already been submitted, may not have time to revoke such proxy).

Rescission Rights, page 69

42.	Staff Comment: We note your disclosure suggesting that only stockholders at the time of the Merger and who have not exercised their conversion rights would have potential securities law claims. Please revise to clarify that all purchasers in your initial public offering may have claims.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure to clarify that all purchasers in the Company’s initial public offering may have such claims.

The Merger Agreement, page 69

43.	Staff Comment: We note your inclusion of a disclaimer regarding the accuracy of, and investor use of, the representations, warranties, and covenants in the Merger Agreement, which is included as an exhibit to your registration statement. Please revise your disclosure to include a clear statement of the company’s disclosure obligations with respect to material contradictory information. Please note that general disclaimers regarding the accuracy and completeness of disclosure may not be sufficient when you are aware of material contradictory information.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 12, 2010

Company Response: Pursuant to the Staff’s request, the Company has revised the Proxy Statement to include a clear statement of the Company’s disclosure obligations with respect to material contradictory information.

Conditions to the Completion of the Merger, page 75

44.	Staff Comment: Please identify all of the “required” approvals and consents referenced on page 75.

Company Response: Pursuant to the Staff’s request, the Company has revised the “Conditions to the Completion of the Merger” section of the Proxy Statement to, among other things, clarify that the only material consents that are conditions to the Company’s closing obligations are those already provided by Select Staffing’s first and second lien lenders pursuant to the December 2009 amendments.

45.	Staff Comment: Expand your disclosure regarding the transactions contemplated by the First Lien Credit Agreement and Second Lien Retirement Agreement. Indicate the manner in which Select Staffing will decrease its debt to $528 million.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure in the Proxy Statement to describe in more detail the consummation of the transactions contemplated by the First Lien Credit Amendment and Second Lien Retirement Agreement and to indicate the manner in which Select Staffing will decrease its debt to $528 million.

46.	Staff Comment: Advise us whether the parties have received the legal opinions required to be delivered by the closing. If not, indicate when you expect the parties to receive them.

Company Response: The Company supplementally advises you that the legal opinions have not yet been delivered. The Company expects that, as in many similar merger transactions, such opinions will be delivered immediately prior to the closing of the Merger. The Company does not believe that there is a material risk of the opinion conditions failing to be satisfied.

47.	Staff Comment: Your disclosure suggests that either Atlas or Select Staffing may waive certain conditions to the Merger Agreement. Disclose whether it is the intent of Atlas’ board to re-solicit stockholder approval of the transaction if either party waives a material condition. We believe that re-solicitation is generally required when companies waive material conditions to a transaction and such changes in the terms of the transaction render the disclosure that you previously provided to stockholders materially misleading.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure to indicate that the Company’s board of directors intends to re-solicit the Company’s stockholders for approval of the Merger in the event that the Company or Select Staffing waives a material condition to completion of the Merger.

The Post-Closing Charter Amendment Proposal, page 78

48.	Staff Comment: Please disclose the nature of the changes to your charter that your board believes “are immaterial.”

Company Response: Pursuant to the Staff’s request, the Company has disclosed the nature of the changes to the Company’s charter that its board of directors believes are immaterial.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 12, 2010

49.	Staff Comment: Disclose the reasons why you have proposed an amendment to provide for cumulative voting in the election of directors.

Company Response: Pursuant to the Staff’s request, the Company has revised the Proxy Statement (under the new section entitled “The Cumulative Voting Proposal”) to disclose that the cumulative voting provision was included at the request of Select Staffing’s second lien lenders.

Acquisitions

50.	Staff Comment: Please provide us with the calculations that support your conclusion that the historical financial statements of Ablest, Inc. and Tandem Staffing Solutions, Inc. are not required under Rule 3-05 of Regulation S-X.

Company Response: The Company believes that inclusion of audited financial statements of acquired businesses in accordance with Rule 3-05 of Regulation S-X is not per se required in connection with the Proxy Statement provided to the Company’s security holders in connection with the Merger, but will be required in connection with the Current Report on Form 8-K (the “Current Report”) to be filed pursuant to Form 8-K following consummation of the Merger. The Company’s view is based upon the proxy rules (since the proxy is not also a registration statement under the Securities Act). Specifically, Item 14(c)(2) of Schedule 14A sets forth the information required to be included in the Proxy Statement and references Part C of Form S-4. Item 17(b)(7) of Form S-4 requires inclusion of financial statements that would be required in an annual report sent to security holders under Rule 14a-3(b)(1) and (b)(2), which in turn requires, for Select Staffing and its consolidated subsidiaries, only audited balance sheets as of the end of the two most recent fiscal years and audited statements of income and cash flows for each of the three most recent fiscal years prepared in accordance with Regulation S-X. Notably, Rule 14a-3(b)(1) expressly provides that the provisions of Article 3 of Regulation S-X, including Rule 3-05, do not apply.

Nevertheless, the Company recognizes that a Rule 3-05 analysis is instructive in determining what information is material to a reasonable investor and is aware that the Staff has provided guidance, including in the November 2009 correspondence between Jeff Hass and Steven Jacobs, Division of Corporation Finance, that suggests its practice is to require the inclusion of Rule 3-05 financial statements in proxy statements for transactions similar to the Merger. As a result, as part of determining what financial statements to include in the Proxy Statement and in preparation for filing the Current Report following consummation of the Merger, the Company performed an analysis under Rule 3-05 of Select Staffing’s acquisitions since January 2006, the results of which are summarized in Exhibit A attached to this letter.

As the table in Exhibit A indicates, Rule 3-05 would require three years of audited financial statements for each of Westaff, Inc. (“Westaff”) and RemedyTemp, Inc. (“Remedy”) and one year of audited financial statements for each of Resolve Staffing, Inc. (“Resolve”) and Tandem Staffing Solutions, Inc. (“Tandem”). Neither Ablest, Inc. nor East-West Staffing, LLC meet the Rule 3-05 significance tests. The Company notes that the information in Mr. Hass’ letter to the Staff, dated November 9, 2009, regarding the acquisition of Resolve that suggested three years of audited financial statements would be required under Rule 3-05 was based on Select Staffing’s results for the fiscal year ended December 31, 2007, as originally audited by PricewaterhouseCoopers, LLC. However, the re-audit by Simon & Edward, LLP, which was not completed until December 10, 2009, reflected a significantly greater pre-tax loss for the fiscal year ended December 31, 2007. This resulted in the measurements for significance under Rule 3-05 requiring only one year of audited financial statements for Resolve rather than three years.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 12, 2010

Based on the foregoing, the Company advises the Staff that it believes the financial statements included in the Proxy Statement satisfy the requirements of the applicable proxy rules and provide the Company’s security holders with adequate information to make an informed decision about the merits of the proposed Merger. First, the Company has included in the Proxy Statement the audited consolidated financial statements of Select Staffing that are required by Rule 14a-3(b)(1) and (b)(2). Second, Select Staffing’s audited consolidated financial statements for fiscal year 2008 include a full year of results of operations for Tandem and nearly 11 months of results of operations for Resolve. Under Rule 3-05(b)(4)(iii), since the operating results for each of Tandem and Resolve subsequent to their acquisition by Select Staffing in October 2007 and February 2008, respectively, have been reflected in Select Staffing’s audited consolidated financial statements for a full fiscal year, separate audited financial statements for Tandem and Resolve for periods prior to their acquisition will not be required in the Current Report and the Company does not believe they are material to the Company’s security holders in connection with voting on the Merger. Third, the Company has included in the Proxy Statement audited financial statements for Westaff for fiscal years 2008 and 2007 and, in accordance with Staff comment 52, has revised the Proxy Statement to include Westaff’s unaudited financial statements for the interim period ended January 24, 2009. Fourth, Select Staffing’s audited consolidated financial statements include the results of operations for Remedy since its acquisition by Select Staffing in June 2006. While the Company recognizes that Westaff’s audited financial statements for fiscal year 2006 and Remedy’s audited financial statements for fiscal year 2005 will be required to be included in the Current Report to be filed following consummation of the Merger, the Company does not believe that these financial statements are material to the Company’s security holders in connection with voting on the Merger.

51.	Staff Comment: Please provide the unaudited financial statements of Resolve Staffing, Inc. for the year ended December 31, 2007 and the audited financial statements for December 31, 2006 and 2005 as previously requested by the Staff. Refer to the letter addressed to Mr. Jeff Hass, Farber Hass Hurley, LLP, dated November 17, 2009 from Steven Jacobs, Associate Chief Accountant, Division of Corporation Finance.

Company Response: The Company respectfully refers the Staff to the Company’s response to Staff comment 50 and to the table in Exhibit A.

52.	Staff Comment: Per page P-9, it appears to us that Westaff, Inc.’s audited financial statements for the year ended October 28, 2006 and the unaudited financial statements for the three months ended January 24, 2009 are required to be provided under Rule 3-05 of Regulation S-X. Please provide these financial statements or tell us why they are not required to be provided.

Company Response: The Company respectfully refers the Staff to the Company’s response to Staff comment 50 and to the table in Exhibit A. Pursuant to the Staff’s request, the Company has revised the Proxy Statement to include Westaff’s unaudited financial statements for the interim period ended January 24, 2009.

53.	Staff Comment: Per page 144, Select Staffing acquired East-West Staffing in December 2008 for $14 million. Tell us why this acquisition is not reflected in the table. Per page P-9, it appears that the audited financial statements for the year ended December 31, 2007 and the unaudited financial statements for the interim period ended September 30, 2008 are required to be provided under Rule 3-05 of Regulation S-X. Please provide these financial statements or tell us why they are not required to be provided.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 12, 2010

Company Response: The Company respectfully refers the Staff to its response to Staff comment 50 and to the table in Exhibit A. Pursuant to the Staff’s request, the Company has revised the Proxy Statement to include East-West Staffing in the table of acquisitions.

Franchise Agent Offices

Licensed Offices

54.	Staff Comment: Please reconcile your disclosures under these headings to your revenue recognition disclosures on pages 120 and 121.

Company Response: Pursuant to the Staff’s request, the Company has reconciled its disclosures under the headings “Franchise Agent Offices” and “Licensed Offices” (which headings have also been revised) to the revenue recognition disclosures. The Company has also made conforming revisions throughout the Proxy Statement.

Litigation

55.	Staff Comment: With respect to each legal proceeding, please disclose the name of the court or agency in which the proceedings are pending. See Item 103 of Regulation S-K.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure to include the name of the court in which the proceedings are pending.

Select Staffing’s Management’s Discussion and Analysis of Financial Condition . . .

Outlook

56.	Staff Comment: We note Select Staffing’s organic or non-acquired revenues have decreased in the interim period ended October 4, 2009 as compared to the interim period ended October 5, 2008. Please discuss the expected impact the current economic environment will have on your future operating results and liquidity.

Company Response: Pursuant to the Staff’s request, the Company has added disclosure to the Proxy Statement under the heading “Outlook” discussing the expected impact the current economic environment is expected to have on its future operating results and liquidity.

57.	Staff Comment: Please expand the disclosure regarding the capital expenditures Select Staffing anticipates in connection with its expansion through additional acquisitions as referenced on page 103. Please quantify, to the extent practicable, the costs associated with Select Staffing’s acquisition plans and discuss the impact that such expenditures will have on operating results, liquidity, and capital resources.

Company Response: Pursuant to the Staff’s request, the Company has added disclosure to the Proxy Statement under the heading “Outlook” discussing anticipated future capital expenditures.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 12, 2010

Change in Independent Registered Public Accounting Firm

58.	Staff Comment: We note that the audit reports of PWC are not presented. Please tell us why the financial statements of Select Staffing were re-audited by BDO and Simon & Edward for the periods presented.

Company Response: The Company respectfully advises the Staff that PricewaterhouseCoopers LLP (“PWC”) informed the management of Select Staffing that PWC would be unable to complete the work required in connection with the proxy statement for the proposed Merger within a reasonable time period. Accordingly, Select Staffing’s management, as approved by its board of directors, elected to dismiss PWC in November 2009 and retain BDO Seidman, LLP to reaudit its 2008 financial statements and Simon & Edward, LLP to reaudit its 2006 and 2007 financial statements.

59.	Staff Comment: In view of the fact that Select Staffing’s financial statements were restated for various errors, it is unclear to us why you disclose that there were not disagreements with PWC relating to any matter of accounting principles or practices, financial statement disclosure, or auditing scopes of procedures. Please advise.

Company Response: The Company respectfully advises the Staff that the restatement of Select Staffing’s financial statements for various errors is based primarily upon errors in the prior year financial statements discovered by Select Staffing’s management while preparing for the process related to the proposed Merger as well as differences in auditing scopes, procedures and judgments employed by PWC and BDO Seidman, LLP. The Company supplementally confirms to the Staff that the disclosure in the Proxy Statement is accurate in stating that there were no disagreements between Select Staffing and PWC on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

Critical Accounting Policies and Estimates

Revenue Recognition

60.	Staff Comment: Please see the fourth paragraph. Disclose why “Franchise agent’s share of gross profit” is not considered costs of revenues. In addition, revise your reference to “Licensees’ share of gross profit” with “Franchise agent’s share of gross profit” as presented in the financial statements.

Company Response: Pursuant to the Staff’s request, the Company has added disclosure explaining why “Franchise agent’s share of gross profit” (which is now referred to as “Franchise licensee’s share of gross profit”) is not considered cost of revenues. In addition, as noted in the Company’s response to Staff comment 54, the Company has conformed the disclosure regarding “Franchise licensee’s share of gross profit” throughout the Proxy Statement, including in the financial statements.

Goodwill and Other Intangible Assets

61.	Staff Comment: We note that Select Staffing recognized a goodwill impairment of $9.1 million in the most recent interim period. Please disclose the reporting unit. For each reporting unit with a material goodwill balance that is at risk of failing step one, provide the following disclosures:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent impairment test date;

Securities and Exchange Commission

Attention: Jessica Plowgian

January 12, 2010

•	Amount of goodwill allocated to the reporting unit;

•	Discussion of the degree of uncertainty associated with key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise disclose, if true, in your critical accounting policies and estimates section of the MD&A that none of the reporting units with significant goodwill balance are at risk of impairment.

For further guidance, refer to Release No. 33-850 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure to identify the reporting units that accounted for the $9.1 million goodwill impairment charge and has provided the additional disclosure relating to goodwill.

Select Staffing Compensation Discussion and Analysis

62.	Staff Comment: Please update this disclosure for fiscal year 2009 compensation.

Company Response: Pursuant to the Staff’s request, the Company has updated the disclosure to include 2009 compensation information.

Our Executive and Director Compensation Program Following the Merger

63.	Staff Comment: Please discuss why Mr. D. Stephen Sorensen will receive a guaranteed bonus of $2,375,000 in 2010 and a substantially increased salary in years 2010 through 2012 under his proposed employment agreement. Provide a similar discussion with respect to the terms of Mr. Paul Sorensen’s proposed employment agreement.

Company Response: Pursuant to the Staff’s request, the Company has updated the disclosure to include a discussion of the compensation of D. Stephen Sorensen and Paul Sorensen for 2010 through 2012.

Beneficial Ownership of Securities

64.	Staff Comment: Please revise to also present the beneficial ownership after the transaction assuming the earnout shares are issued pursuant to the Merger Agreement.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure to present the beneficial ownership post-merger assuming the 6,000,000 earnout shares are issued pursuant to the Merger Agreement.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 12, 2010

Unaudited Pro Forma Condensed Combined Financial Statements

65.	Staff Comment: If true, please disclose that any approval below the maximum will not have a material impact on the pro forma financial statements. Otherwise, provide a sensitivity analysis.

Company Response: In response to the Staff’s comment, the Company respectfully advises the Staff that any approval below the maximum will not have a material impact on the pro form statements of operations for either of the periods presented. However, the Company further advises the Staff that any approval below the maximum could have a material impact on stockholders’ equity in the pro forma balance sheet. Accordingly, the Company has revised the Proxy Statement to include a note to the stockholders’ equity line in the pro forma balance sheet to include a sensitivity analysis.

Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheet .. . .

66.	Staff Comment: If the holders of at least $90,000 of the second lien debt do not participate in the retirement transactions, tell us and disclose how you will use the $100,000 cash intended to pay down the $100,000 of the second lien debt.

Company Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Merger will not be consummated unless second lien lenders holding at least 90% of the second lien loans convert their loans into a pro rata share of $25 million in cash and up to 7.8 million shares of the Company’s Series A preferred stock pursuant to the retirement transactions. The Company further advises the Staff that second lien lenders holding 92% of the outstanding second lien loans agreed, at the time of the execution of the Second Lien Retirement Agreement, to participate in the retirement transactions.

67.	Staff Comment: Please refer to adjustment (5). Revise to tie-in each adjustment to the description in the note.

Company Response: Pursuant to the Staff’s request, the Company has revised the Proxy Statement to tie-in each adjustment to the description of such adjustment in the corresponding note.

Pro Forma Adjustments to the Consolidated Statements of Operations . . .

68.	Staff Comment: Please refer to adjustments (1) and (3). Revise to give effect to the Westaff acquisition as of January 1, 2008 for the nine months ended September 30, 2009.

Company Response: The Company supplementally advises the Staff that the pro forma statements of operations for the nine months ended September 30, 2009 give effect to the Westaff acquisition as of January 1, 2008, and that the descriptions in notes (1) and (3) previously incorrectly referred to January 1, 2009. Accordingly, the Company has revised those notes to refer to January 1, 2008.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 12, 2010

69.	Staff Comment: Please refer to adjustment (2). Tell us the reason why you are giving effect to the transaction costs of $3,315. It appears to us that these costs are included in the historical financial statements for the nine months ended September 30, 2009.

Company Response: The Company supplementally advises the Staff that the transaction costs of $3,315 related to the Westaff acquisition are included in the pro forma statements of operations for the year ended December 31, 2008 to reflect the acquisition of Westaff as of January 1, 2008. These same costs should not have been included in the pro forma statements of operations for the nine months ended September 30, 2009. Accordingly, the Company has revised the Proxy Statement to exclude these costs from the pro forma statements of operations for the nine months ended September 30, 2009.

70.	Staff Comment: Please refer to adjustment (9). Tell us where the adjustments ($3,553, $2,287, $4,525, $3,479) for the increase in 250 basis points are reflected in the pro forma condensed statements of operations.

Company Response: The Company supplementally advises the Staff that adjustment 9 to the pro forma statements of operations reflected interest savings on a net basis. In accordance with the Staff’s comment, the Company has revised this adjustment to show the reduction in interest expense attributable to the retirement of $100 million of second lien loans and, separately, the increase in interest expense attributable to first lien debt that results from the increase by 250 basis points of the interest rate on first lien debt pursuant to the First Lien Credit Amendment.

Koosharem Corporation Financial Statements

Note 1. Capital Resources and Liquidity

71.	Staff Comment: We note that Koosharem Corporation amended their First and Second Lien Agreements for the financial covenants. Please tell us why it is appropriate to present these agreements as long-term debt as of October 4, 2009 and December 28, 2008. Refer to your basis in the accounting literature.

Company Response: The Company respectfully advises the Staff that Koosharem Corporation included the obligations relating to the First and Second Lien Credit Agreements as long-term debt as of the October 4, 2009 and the December 28, 2008 balance sheets because (i) Koosharem Corporation was not in default of its covenants under the First and Second Lien Credit Agreements when it made its last required quarterly compliance certification for the quarter ended September 6, 2009 to lenders under such First and Second Lien Credit Agreements (the required compliance certification being due October 21, 2009), (ii) the amendments were executed prior to the signing of the audit report with respect to the financial statements for the fiscal year ended December 28, 2008 included in the Proxy Statement, (iii) the amendments ensured that the financial statements did not put Koosharem Corporation into default and (iv) the retirement of the second lien obligations and pay down on the first lien obligations is dependent upon the closing of the Merger, which is not certain beyond a reasonable doubt. We believe that the foregoing reasons support long-term classification within the meaning of ASC 470-10-45 and 470-10-55-5.

Note 2. Impairment of long-lived assets

72.	Staff Comment: We note that you recorded a $4,562 impairment of certain customer relationships. We also note your disclosure stating that long-lived assets consist primarily of property and equipment. In this regard, tell us why you do not include customer relationships and other definite lived intangible assets as part of the asset group as defined in paragraph 10 of SFAS 144 for purposes of recognition and measurement of an impairment loss. Also, tell us your accounting policy for recognition and measurement of impairment of customer relationships. In addition, tell us and disclose the life assigned to customer relationships.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 12, 2010

Company Response: Pursuant to the Staff’s request, the Company has revised its disclosure in the Proxy Statement to indicate that long-lived assets include customer relationships and other intangibles. The Company respectfully submits that the disclosure, as revised, addresses Select Staffing’s policy for recognition and measurement of impairment of customer relationships. In addition, the Company has revised the disclosure in the Proxy Statement to disclose the life assigned to customer relationships. Supplementally, please be advised that the customer relationships are historically of a long-term nature and do not exhibit an accelerated drop-off rate.

Note 2. Segment reporting

73.	Staff Comment: We note that you have only one reportable segment. Please tell us your consideration of the guidance in paragraphs 10-15 and 17 of SFAS 131. Also, tell us how you considered the guidance in paragraph 30 of SFAS 142 in connection with the identification of your reporting units for goodwill.

Company Response: Supplementally, please be advised that in November 2009, Select Staffing’s management reviewed both SFAS 131 (including, but not limited to, the guidance in paragraphs 10-15 and 17) (ASC 280-10-50-1 to 50-9 and 50-11) and SFAS 142 (including, but not limited to, the guidance in paragraph 30) (ASC 350) in connection with an analysis of its business to identify reportable operating segments. Paragraph 10 of SFAS 131 (ASC 280-10-50-1) defines an “operating segment” as a component of an enterprise that meets three conditions:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.

Select Staffing’s management has identified three potential operating segments, namely Staffing, Professional Employer Organization (“PEO”), and Specialty. Staffing represents revenue generated from hiring temporary employees to businesses that provide lower pay and have a high staff turn-over rate. Select Staffing generated approximately 97% of its total revenue from this segment in 2008. Gross margins related to these sales range from 15-19%. PEO represents revenue generated from payroll, workers’ compensation, human resources and employee benefits administration services provided to other companies. PEO revenue accounted for approximately 3% of Select Staffing’s total revenue in 2008. Gross margins related to these sales range from 5-9%. Last, Specialty is defined as revenue from staffing high paid jobs that require specialized knowledge, higher education, and typically result in more permanent placement. Specialty revenue totaled less than 1% of Select Staffing’s revenue in 2008 and is reported with Staffing revenue on the income statement. Gross margins related to these sales range from 22-30%.

Upon identifying the foregoing three potential operating segments, Select Staffing’s management analyzed the financial results of each potential segment, and determined that PEO and Specialty did not satisfy any of the quantitative thresholds provided for in paragraph 18 of SFAS 131 (ASC 280-10-50-12). Namely, SFAS 131 (ASC 280-10-50) provides that “An enterprise shall report separately information about an operating segment that meets any of the following quantitative thresholds:

a.	Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments.

Securities and Exchange Commission

Attention: Jessica Plowgian

January 12, 2010

b.	The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of (1) the combined reported profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did report a loss.

c.	Its assets are 10 percent or more of the combined assets of all operating segments.”

Paragraph 18 of SFAS 131 (ASC 280-10-50-12) provides further that “Operating segments that do not meet any of the quantitative thresholds may be considered reportable, and separately disclosed, if management believes that information about the segment would be useful to readers of the financial statements.” In light of management’s determination that the financial results of PEO and Specialty are immaterial to the aggregate financial results of Select Staffing, management concluded that reporting on the separate segments would not be useful to readers of the financial statements.

In addition, please be advised that although Select Staffing has determined to report financial results for only one operating segment based on the foregoing analysis, Select Staffing did conduct goodwill impairment testing for each of the Staffing, PEO and Specialty reporting units, considering that, as provided for in paragraph 30 of SFAS 142, a reporting unit is an operating segment or one level below an operating segment.

Note 1. Restatement

74.	Staff Comment: Please tell us in more detail the reasons why you understated your workers’ compensation insurance reserve in 2008 and 2007.

Company Response: In 2006, 2007 and 2008, Select Staffing made a variety of acquisitions of other staffing companies. In recording these acquisitions, Select Staffing erroneously recorded workers’ compensation prepaid and liability amounts in reliance on incorrect purchase price allocations and in reliance on actuarial reports that relied on the use of incorrect loss development factors and/or actuarial information. Additionally, in performing post-acquisition accounting reconciliations, Select Staffing discovered certain workers’ compensation-related accounts that had previously not been accounted for. The restatement adjustments in 2007 and 2008 were to correct these errors that resulted from the acquisitions in 2006, 2007 and 2008.

Annex A

75.	Staff Comment: Please supplementally provide us a list briefly identifying the contents of all schedules to the Merger Agreement, including the Parent Disclosure Statement.

Company Response: Pursuant to the Staff’s request, the Company has included as Exhibit B hereto a list briefly identifying the contents of all schedules to the Merger Agreement. Please note that the Company is supplementally providing the Staff (via overnight courier for delivery to you tomorrow) a complete set of those schedules.

* * * * *

Please note that the Company has included certain changes to the Proxy Statement other than those in response to the Staff’s comments, which are reflected in the marked courtesy copies.

In connection with this response to the Staff’s comments, on behalf of the Company we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

Attention: Jessica Plowgian

January 12, 2010

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8322 or Bruce Macdonough of our office at (602) 445-8305.

Sincerely,

/s/ Brian H. Blaney

Brian H. Blaney
For the Firm

cc:	James N. Hauslein

Gaurav V. Burman

Exhibit A

Koosharem Corporation

Summary of Key Data

	As of and for the periods ended
	December 28, 2008	December 30, 2007	December 31, 2006	December 25, 2005
Assets	$553,399	$566,918	$375,605	$124,048
Pretax income/(loss)	($28,958)	($20,729)	$17,765	$16,631

			Target’s Assets	Target’s Pretax Income (Loss)	% Significance			Audited Financial Statements Required Under S-X 3-05
Transactions	Date Acquired	Investment			Investment	Assets	Pretax Income (Loss)
2009 Acquisitions
Westaff	3/19/2009	$98,401	$74,991	($27,226)	17.8%	13.6%	94.0%	3 years

2008 Acquisitions
Resolve	2/8/2008	$24,818	$58,845	($4,799)	4.4%	10.4%	23.2%	1 year
East-West Staffing	12/26/2008	$19,000	$21,363	$1,876	3.4%	3.8%	9.1%	—

2007 Acquisitions
Ablest	6/8/2007	$32,166	$27,564	$2,847	8.6%	7.3%	16.0%	—
Tandem	10/1/2007	$75,494	$36,980	$4,893	20.1%	9.8%	27.5%	1 year

2006 Acquisitions
Remedy	6/30/06	$169,841	$138,083	$(2,577)	136.9%	111.3%	15.5%	3 years

Exhibit B

List of Disclosure Schedules to Merger Agreement

Atlas Acquisition Holdings Corp. (“Parent”) Disclosure Schedules:

1.	Schedule 4.3(a) - Capitalization

•

Lists number of authorized shares, number of shares of common stock issued and outstanding, and number of reserved shares of common stock for issuance upon exercise of the insider warrants and the public warrants.

2.	Schedule 4.6(f) - Reports by External Auditors

•	Lists two reports by Parent’s auditor, Rothstein, Kass & Company, P.C.

3.	Schedule 4.10(c) - Leased Property

•	Lists one agreement between Parent and Hauslein & Company, Inc. for certain administrative services, as well as the use of certain limited office space

4.	Schedule 4.11(a) - Contracts

•	Lists one agreement between Parent and Tegris Advisors LLC for financial advisory services

5.	Schedule 4.19 - Brokers

•	Lists three brokers, Lazard Capital Markets LLC, Morgan Stanley & Co. Incorporated, and Tegris Advisors LLC

6.	Schedule 5.1 - Conduct of Business

•	None

Koosharem Corporation (“Company”) Disclosure Schedules:

1.	Schedule 3.1 - Subsidiaries

•	Lists 19 active entities

•	Lists 16 inactive entities

•	Lists six entities not in good standing

•	Lists six entities related to the Company’s ongoing obligations to capital contributions

2.	Schedule 3.3 - Capitalization

•	Lists the authorized capital, equity securities issued and outstanding, and record owner for Company and the active subsidiaries

•	Provides an equity summary table for the Company, including restricted stock, options, and stock

3.	Schedule 3.4 - No Conflict

•	Refers to Schedule 3.11(c) for a list of certain contracts that accelerate or require consent upon consummation of the proposed merger transaction

4.	Schedule 3.6 - Company Financial Statements and Certain Liabilities

•	Refers to financial statement excerpts from the version of the proxy statement dated December 10, 2009 attached thereto

•	Refers to Schedules 3.8, 3.11, 3.14, 3.15, and 3.17

•	Lists four off-balance sheet arrangements

•	Lists four reports by external auditors

5.	Schedule 3.7 - Absence of Certain Changes

•	Lists six actions, including, but not limited to, payments on a shareholder loan, the dissolution of certain subsidiaries, and entering into an aircraft lease agreement

6.	Schedule 3.8 - Taxes

•	Lists ten tax matters

•	Lists twelve entities that made elections to be treated as Qualified Subchapter S Subsidiaries

•	Lists six foreign operations

•	Lists twelve entities that will be subject to Section 1374 upon the transfer of assets

7.	Schedule 3.10 - Company Owned or Leased Real Property

•	Refers to Schedule 3.1(d) for Company owned real property

•	Refers to a schedule of leases attached thereto

8.	Schedule 3.11 - Material Contracts

•	Lists agreements with the top ten customers

•	Lists agreements with the top ten suppliers/vendors

•	Lists six agreements relating to or evidencing indebtedness in excess of $1 million

•	Refers to Schedule 3.22(g) for a list of Company franchises

•	Lists four agreements related to equity securities

•	Lists one shareholder loan and refers to Schedule 3.17 in reference to same

•	Lists notes to 14 officers/employees and refers to Schedule 3.17 in reference to same

•	Lists two agreements related to acquisitions dispositions and refers to Schedule 3.12 in reference to same

•	Lists seven employment agreements

•	Lists one agreement related to collective bargaining agreements

•	Lists seven agreements that accelerate or require consent upon consummation of the proposed merger transaction

9.	Schedule 3.12 - Litigation

•	Refers to litigation excerpts from the version of the proxy statement dated December 10, 2009 attached thereto

10.	Schedule 3.13 - Compliance with Applicable Law

•	Refers to Schedule 3.8

•	Lists three matters and refers to details attached thereto

11.	Schedule 3.14 - Employee Matters

•	Lists 29 employee benefit plans

•	Lists termination of one plan that could lead to withdrawal liability

•	Lists termination of one plan that could lead to controlled group liability

•	Lists eight agreements related to employee benefit plan effects

12.	Schedule 3.15 - Labor Matters

•	Lists two labor matters

13.	Schedule 3.16 - Insurance

•	Lists one matter and refers to Schedule 3.12 in reference to same

14.	Schedule 3.17 - Transactions with Affiliates

•	Lists 21 transactions and refers to related party transactions excerpts from the version of the proxy statement dated December 10, 2009 attached thereto

15.	Schedule 3.18 - Business Intellectual Property

•	Refers to a trademark status report as of November 1, 2009 attached thereto

•	Lists one intellectual property agreement

•	Lists one infringement matter

16.	Schedule 3.21 - Brokers

•	Lists two brokers, Oberon Securities LLC and UBS Securities LLC

17.	Schedule 3.22 - Franchises

•	States that Company grants exclusive territory rights to all franchisees

•	Refers to a list of Company franchises attached thereto

18.	Schedule 5.1(b) - Pre-Closing Transactions

•	Lists two transactions related to tax distributions

•	Lists five transactions related to shareholder loans to entities owned by D. Stephen Sorenson

•	Lists two transactions related to loans for purchase of restricted stock

•	Lists two transactions related to equity share arrangements

•	Lists two transactions related to accounting elections

•	Refers to Merger Agreement covenants excerpts from the version of the proxy statement dated December 10, 2009 attached thereto